Exhibit 99.17

CHAP MERCANTILE INC.

#407, 11503-100 AVENUE

EDMONTON, ALBERTA

T5K 2K7

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON  WEDNESDAY, FEBRUARY 25, 2004.

The undersigned shareholder of Chap Mercantile Inc. (the “Corporation”), or his attorney authorized in writing, hereby nominates, constitutes and appoints Henry Cynamon, the Chairman and a Director of the Corporation, or failing him, Peter Kruczko, the President and a Director of the Corporation, or in the place and stead of the foregoing, _______________, the true and lawful attorney and proxy of the undersigned with full power of substitution to attend, and vote in respect of all shares held by the undersigned at the Annual General and Special Meeting of the shareholders of the Corporation, to be held at Suite 600 Sun Life Place, 10123 – 99 Street, Edmonton, Alberta, on Wednesday, February 25, 2004, at the hour of 2:00 p.m. (Edmonton Time) and any adjournments thereof, unless and until the undersigned is present in person at the Meeting or any adjournment or adjournments thereof, and without limiting the general authorization and power herein given, to vote on behalf of the undersigned in the following manner:

1.

 TO VOTE FOR_________________  TO VOTE AGAINST______________.

(or if no specifications, FOR)

To approve and accept the Annual Report of the Corporation including the audited financial statements for the fiscal period ended August 31, 2003, and the auditor’s report thereon.

2.

TO VOTE FOR_________________  TO VOTE AGAINST______________.

(or if no specifications, FOR)

A special resolution approving the proposed sale of substantially all of the assets of Chap Mercantile Inc. all as more particularly described in the enclosed Management Information Circular.

3.

TO VOTE FOR_________________TO WITHHOLD VOTE____________.

(or if no specifications, FOR)

The election of the Directors as proposed in the Management Information Circular, dated January 23, 2004.

.

4.

TO VOTE FOR_________________ TO WITHHOLD VOTE____________ .

(or if no specifications, FOR)

A resolution to appoint Ellis, Govenlock, Chartered Accountants, #2, 9363-50 Street, Edmonton, Alberta, T6B 2L5, as auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditor.

5.

TO VOTE FOR________________TO VOTE AGAINST_______________.

(or if no specifications, FOR)

In accordance with his discretion upon such other business as may properly come before the meeting or any adjournment thereof.

The undersigned hereby acknowledges receipt of the Notice of the 2003 Annual General  and Special Meeting of Shareholders of the Corporation and the accompanying Management Information Circular dated January 23, 2004.

If this Instrument of Proxy is not dated by the shareholder in the space below, it is deemed to bear the date on which it is mailed by the Corporation to the shareholder.

The undersigned hereby revokes any proxy previously given in respect of the Meeting.

DATED THIS_________ DAY OF____________________, 2004

________________________________________

Signature of shareholder or his attorney

authorized in writing

NAME:__________________________________

(PLEASE PRINT)

NUMBER OF SHARES   HELD:____________

SEE NOTES BELOW:

NOTES:

1.

The instrument of proxy will not be valid unless it is SIGNED by the shareholder or his attorney authorized in writing. if the shareholder is a corporation or company, this instrument of proxy must be under its corporate seal and executed by an officer or attorney thereof duty authorized. If these instructions are not followed, the chairman of the meeting may determine that the proxy is unacceptable.

 2.

  A SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED ABOVE. TO EXERCISE THIS RIGHT, THE SHAREHOLDER MUST INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED ABOVE OR MAY COMPLETE ANOTHER APPROPRIATE PROXY AND IN EITHER CASE, SHOULD DELIVER THE COMPLETED PROXY TO THE SECRETARY OF THE MEETING, NOT LATER THAN TWENTY-FOUR (24) HOURS, EXCLUDING NON-BUSINESS DAYS, PRIOR TO THE HOLDING OF THE SAID MEETING OR ANY ADJOURNMENT THEREOF.

3.

 This proxy confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General and Special Meeting and other matters that may properly come before the meeting.